# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JETBLUE AIRWAYS CORP, CIK 0001158463
CUSIP: 477143101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 27-01 QUEENS PLAZA NORTH, LONG ISLAND CITY, New York (NY), 11101
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001539497-24-000264
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 14,030,128; shared voting power 14,030,228; sole dispositive power 14,030,128; shared dispositive power 14,030,228; aggregate amount beneficially owned 14,030,128 (3.97% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,030,228; sole dispositive power 0; shared dispositive power 14,030,228; aggregate amount beneficially owned 14,030,228 (3.97% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 19,591,507; shared voting power 19,591,507; sole dispositive power 19,591,507; shared dispositive power 19,591,507; aggregate amount beneficially owned 19,591,507 (5.55% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,591,507; sole dispositive power 0; shared dispositive power 19,591,507; aggregate amount beneficially owned 19,591,507 (5.55% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,621,735; sole dispositive power 0; shared dispositive power 33,621,735; aggregate amount beneficially owned 33,621,735 (9.52% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,621,735; sole dispositive power 0; shared dispositive power 33,621,735; aggregate amount beneficially owned 33,621,735 (9.52% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,621,735; sole dispositive power 0; shared dispositive power 33,621,735; aggregate amount beneficially owned 33,621,735 (9.52% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,621,735; sole dispositive power 0; shared dispositive power 33,621,735; aggregate amount beneficially owned 33,621,735 (9.52% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,621,735; sole dispositive power 0; shared dispositive power 33,621,735; aggregate amount beneficially owned 33,621,735 (9.52% of the class)
- 560 State Street LLC (CIK 0002010618): type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); source of funds: other (OO); sole voting power 100; shared voting power 100; sole dispositive power 100; shared dispositive power 100; aggregate amount beneficially owned 100 (1% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 33,621,735; sole dispositive power 0; shared dispositive power 33,621,735; aggregate amount beneficially owned 33,621,735 (9.52% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: JETBLUE AIRWAYS CORP
Comment: This Amendment No. 3 amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 12, 2024, relating to the Reporting Persons' interests in the Common Stock of the Issuer (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 18, 2025, the Reporting Persons may be deemed to beneficially own, in the aggregate, 33,621,735 shares of Common Stock, representing approximately 9.52% of the Issuer's outstanding shares of Common Stock, based on 353,001,047 shares of Common Stock outstanding as of January 31, 2025, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Icahn Master has sole voting and sole dispositive power with regard to 14,030,128 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with regard to such shares of Common Stock. Icahn Partners has sole voting and sole dispositive power with regard to 19,591,507 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such shares of Common Stock. State Street has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 100 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, Icahn Master and Mr. Icahn, by virtue of their relationships to State Street, has shared voting power and shared dispositive power with regard to such shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in the following sentence, none of the Reporting Persons have effected any transactions with respect to the shares of Common Stock during the past sixty (60) days. On February 18, 2025, each of Icahn Master and Icahn Partners exercised Forwards that were previously entered into between February 1, 2024 and February 12, 2024, at an exercise price of $4.25 per share, which resulted in the physical settlement of an aggregate of 15,894,706 shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Between February 1, 2024 and February 12, 2024, certain of the Reporting Persons entered into Forwards providing for the purchase by such Reporting Persons of an aggregate of 15,894,706 shares of Common Stock at an exercise price of $4.25 per share. On February 18, 2025, the Reporting Persons exercised all of the Forwards and acquired an aggregate of 15,894,706 shares of Common Stock.

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- IPH GP LLC: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (02/19/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (02/19/2025)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (02/19/2025)
- 560 State Street LLC: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (02/19/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (02/19/2025)